[Letterhead of Vimpel-Communications]



           VIMPELCOM ANNOUNCES THE ACQUISITION OF A CONTROLLING STAKE
       IN THE LARGEST CELLULAR OPERATOR IN THE STAVROPOL REGION OF RUSSIA
    -------------------------------------------------------------------------


Moscow (January 31, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced it has completed the acquisition of a controlling stake in Closed Joint Stock Company "StavTeleSot" ("StavTeleSot"), the largest cellular operator in the Stavropol region of Russia. The acquisition was made through VimpelCom-Region, VimpelCom's subsidiary, which is the Company's vehicle for national expansion. VimpelCom-Region purchased 90% of the outstanding shares of StavTeleSot for the total purchase price of approximately $38.4 million. 49% of the shares were acquired from Telenor Mobile, a subsidiary of Telenor ASA, which is VimpelCom's strategic partner. 41% of the shares were acquired from a local company OAO "Stavtelecom imeni Kuzminova". In connection with this transaction, VimpelCom will extend a credit to StavTeleSot in the amount of approximately $9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor Mobile. VimpelCom will also guarantee the repayment by StavTeleSot to Telenor Mobile of an existing debt in the amount of approximately $1.4 million.

StavTeleSot is a GSM-900/1800 operator with a license to operate in the Stavropol region of Russia. StavTeleSot's subscriber base as of December 31, 2002 was approximately 175,200 which, the Company estimates, represented a market share of approximately 63% in the Stavropol region. In addition, StavTeleSot holds 80% stakes in two companies which operate in the neighboring autonomous republics of the Russian Federation: ZAO "Karachaevo-Cherkessk-Telesot" in the Karachaevo-Cherkesskaya republic and ZAO "Kabbalk GSM" in the Kabardino-Balkarskaya republic. As of December 31, 2002, ZAO "Karachaevo-Cherkessk-Telesot" served approximately 9,990 subscribers which, the Company estimates, represented a 63% market share, and ZAO "Kabbalk GSM" served approximately 8,240 subscribers which, the Company estimates, represented a 25% market share. In aggregate, StavTeleSot and its subsidiaries had 193,430 subscribers as of December 31, 2002.

Commenting on today's announcement, Alexey Mischenko, General Director of VimpelCom-Region, said, "We are very pleased to announce the acquisition of StavTeleSot. It is a profitable company and a market leader, and this acquisition will enable us to substantially strengthen our positions in the Southern Federal administrative district of Russia."

The Stavropol region has a population of approximately 2.7 million with cellular penetration of approximately 10.3% as of December 31, 2002 according to VimpelCom's estimates. The Stavropol region is located in the North Caucasus geographical area in the South of Russia. The Karachaevo-Cherkesskaya and Kabardino-Balkarskaya republics have a population and cellular penetration of 434,000 and 3.7%, and 784,000 and 4.2%, respectively. VimpelCom-Region has already started operations in other important regions in the South of Russia, such as the Rostov region and the Krasnodar region.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

                                     -more-

VimeplCom Announces the Acquisition Of A Controlling Stake In The Largest Cellular Opertor In The Stavropol Region of Russia
Page 2 of 2

This Form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base and other factors. VimpelCom cannot assure investors that StavTeleSot will continue to remain a leader in the Stavropol region, that it will remain profitable, or that VimpelCom will be successful inintegrating StavTeleSot into the VimpelCom group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com